SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

DouYu International Holdings Limited

(Name of Issuer)

ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

25985W105**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 25985W105 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “DOYU.” Each ten ADS represents one ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25985W105	Page 2 of 8 pages

1	Name of Reporting Person Nectarine Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,068,104
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,068,104
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,068,104
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 37.2%
12	Type of Reporting Person CO

CUSIP No. 25985W105	Page 3 of 8 pages

1	Name of Reporting Person Tencent Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,068,104
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,068,104
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,068,104
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 37.2%
12	Type of Reporting Person CO

CUSIP No. 25985W105	Page 4 of 8 pages

Item 1(a).	Name of Issuer:

DouYu International Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, The People’s Republic of China

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Nectarine Investment Limited (“Nectarine Investment”) and

(ii) Tencent Holdings Limited (“Tencent”), the sole owner of Nectarine Investment

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Nectarine Investment:

Level 29, Three Pacific Place

No. 1 Queen’s Road East, Wanchai, Hong Kong

Tencent:

Level 29, Three Pacific Place

No. 1 Queen’s Road East, Wanchai, Hong Kong

Item 2(c)	Citizenship:

See row 4 of the cover page of each Reporting Person.

Item 2(d).	Title of Class of Securities:

See cover page.

Item 2(e).	CUSIP Number:

See cover page.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. 25985W105	Page 5 of 8 pages

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

As of the date of this filing , Nectarine Investment directly owns 12,068,104 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of the Issuer. Nectarine Investment is a wholly-owned subsidiary of Tencent. Tencent may therefore be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Nectarine Investment.

(b)	Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of 37.2% of the outstanding Ordinary Shares.

The calculation of beneficial ownership percentage is based on 32,460,612 Ordinary Shares outstanding as of December 31, 2019 as provided by the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 25985W105	Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

NECTARINE INVESTMENT LIMITED

By:	/s/ MA Huateng
Name: MA Huateng
Title: Director

TENCENT HOLDINGS LIMITED

By:	/s/ MA Huateng
Name: MA Huateng
Title: Director

CUSIP No. 25985W105	Page 7 of 8 pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated February 10, 2020, between Nectarine Investment Limited and Tencent Holdings Limited.